Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

(In thousands)	2013	2014	2015	2016	2017
Earnings
Pre-tax (loss) from continuing operations	(1,545)	(145)	(1,538)	(783)	(5,626)
Fixed charges	2,458	1,377	1,166	2,063	4,838
Total Earnings as defined	913	1,232	(372)	1,280	(789)

Fixed Charges
Interest whether expensed or capitalized	1,943	1,274	1,109	2,012	4,229
Amortization of premiums of discounts	481	72	21	-	246
Amortization of capitalized expenses related to indebtedness	-	-	-	-	285
Estimated interest component of rental expense	34	31	36	51	78
Total Fixed Charges as defined	$2,458	$1,377	$1,166	$2,063	$4,838

Coverage Deficiency	N/A	N/A	$1,538	N/A	$5,627

Ratio of Earnings to Fixed Charges	37.14	89.47	N/A	62.05	N/A

The interest portion of rent expense was calculated as 5% of rent expense, which is an estimate of the company’s incremental borrowing rate.